UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                        MMC Energy, Inc.
                        ----------------
                        (Name of Issuer)

             Common Stock, $.001 par value per share
             ---------------------------------------
                 (Title of Class of Securities)

                            55312Q208
                            ---------
                         (CUSIP Number)

                          July 30, 2007
                          -------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [x] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 55312Q208                 SCHEDULE 13G                 Page 2 of 11

 1   Name of Reporting Person        STEPHENS INVESTMENT MANAGEMENT, LLC

     IRS Identification No. of Above Person                   37-1453825

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                      1,819,200
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                 1,819,200
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              1,819,200
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes         [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              13.1%

 12   Type of Reporting Person                                        OO

CUSIP 55312Q208                 SCHEDULE 13G                 Page 3 of 11

 1   Name of Reporting Person                          ORPHAN FUND, L.P.

     IRS Identification No. of Above Person                   94-3108651

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                        796,361
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                   796,361
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each                796,361
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               5.7%

 12   Type of Reporting Person                                        PN

CUSIP 55312Q208                 SCHEDULE 13G                 Page 4 of 11

 1   Name of Reporting Person                           PAUL H. STEPHENS

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                    1,819,200
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power               1,819,200

 9    Aggregate Amount Beneficially Owned by Each              1,819,200
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              13.1%

 12   Type of Reporting Person                                        IN

CUSIP 55312Q208                 SCHEDULE 13G                 Page 5 of 11

 1   Name of Reporting Person                       P. BARTLETT STEPHENS

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                    1,819,200
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power               1,819,200

 9    Aggregate Amount Beneficially Owned by Each              1,819,200
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              13.1%

 12   Type of Reporting Person                                        IN

CUSIP 55312Q208                 SCHEDULE 13G                 Page 6 of 11

 1   Name of Reporting Person                       W. BRADFORD STEPHENS

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                    1,819,200
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power               1,819,200

 9    Aggregate Amount Beneficially Owned by Each              1,819,200
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              13.1%

 12   Type of Reporting Person                                        IN

CUSIP 55312Q208                 SCHEDULE 13G                 Page 7 of 11

Item 1(a).  Name of Issuer:

        MMC Energy, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

        26 Broadway
        New York, NY  10004

Item 2(a).  Names of Persons Filing:

        Stephens Investment Management, LLC ("SIM")

        Orphan Fund, L.P. ("Orphan")

        Paul H. Stephens ("Paul Stephens")

        P. Bartlett Stephens ("Bart Stephens")

        W. Bradford Stephens ("Brad Stephens")

Item 2(b).  Address of Principal Business Office or, if none,
Residence:

        The principal business address of each reporting person is One Sansome Street, Suite 2900, San Francisco, CA 94104.

Item 2(c).  Citizenship:

        Reference is made to Item 4 of pages 2, 3, 4, 5 and 6 of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

        Common Stock, $.001 par value

Item 2(e).  CUSIP Number:

        55312Q208

Item 3.  If this statement is filed pursuant to sections 240.13d-
     1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)  [ ] Bank as defined in section 3(a)(6) of the Act
             (15 U.S.C. 78c).

CUSIP 55312Q208                 SCHEDULE 13G                 Page 8 of 11

        (c)  [ ] Insurance company as defined in section
             3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)  [ ] An investment adviser in accordance with
             section 240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

        (h)  [ ] A savings associations as defined in Section
             3(b) of the Federal Deposit Insurance Act (12 U.S.C.
             1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section
             3(c)(14) of the Investment Company Act of 1940 (15
             U.S.C. 80a-3);

        (j)  [ ] Group, in accordance with section 240.13d-
             1(b)(1)(ii)(J).

Item 4.  Ownership.

        Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4, 5 and 6 of this Schedule, which Items are incorporated by reference herein.

        The securities to which this Schedule relates (the "Securities") are owned by certain investment limited partnerships, including Orphan, for which SIM serves as general partner and investment manager. SIM, as those investment limited partnerships' general partner and investment manager, and Paul Stephens, Brad Stephens and Bart Stephens, as managing members and owners of SIM, may therefore be deemed to beneficially own Securities owned by such investment limited partnerships for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

        Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that SIM, Paul Stephens, Brad Stephens or Bart Stephens is, for any other purpose, the beneficial owner of any of the Securities, and each of SIM, Paul Stephens, Brad Stephens and Bart Stephens disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

CUSIP 55312Q208                 SCHEDULE 13G                 Page 9 of 11

        Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

        The reporting persons have calculated their beneficial ownership percentages reported herein in reliance upon information provided by the Issuer that the Issuer had 13,907,347 shares of common stock outstanding on July 10, 2007. The Issuer's information has not been separately reported on any annual, quarterly or current report filed by the Issuer with the Securities and Exchange Commission on Form 10-K, 10-Q or 8-K, and may be inaccurate.

Item 5.  Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another
Person.

        SIM serves as general partner and investment manager to certain investment limited partnerships, including Orphan, that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities. Other than as reported in this Schedule, no investment limited partnership's holdings exceed five percent of the Issuer's common stock.

Item 7.  Identification and Classification of the Subsidiary
     Which Acquired the Security Being Reported on by the Parent
     Holding Company.

        Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

        Not applicable.

Item 9.  Notice of Dissolution of Group.

        Not applicable.

CUSIP 55312Q208                 SCHEDULE 13G                Page 10 of 11

Item 10.  Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 7, 2007           STEPHENS INVESTMENT MANAGEMENT, LLC

                                 By: /s/ W. Bradford Stephens
                                     ------------------------
                                     W. Bradford Stephens
                                     Its Managing Member


                                 ORPHAN FUND, L.P.
                                 By:  STEPHENS INVESTMENT MANAGEMENT, LLC
                                 Its:  General Partner

                                 By: /s/ W. Bradford Stephens
                                     ------------------------
                                     W. Bradford Stephens
                                     Its Managing Member


                                 /s/ Paul H. Stephens
                                 --------------------
                                 Paul H. Stephens


                                 /s/ P. Bartlett Stephens
                                 ------------------------
                                 P. Bartlett Stephens


                                 /s/ W. Bradford Stephens
                                 ------------------------
                                 W. Bradford Stephens


                          EXHIBIT INDEX

        Exhibit A    Joint Filing Undertaking                     Page 11

CUSIP 55312Q208                 SCHEDULE 13G                Page 11 of 11


                            EXHIBIT A

                    JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  August 7, 2007           STEPHENS INVESTMENT MANAGEMENT, LLC

                                 By: /s/ W. Bradford Stephens
                                     ------------------------
                                     W. Bradford Stephens
                                     Its Managing Member


                                 ORPHAN FUND, L.P.
                                 By:  STEPHENS INVESTMENT MANAGEMENT, LLC
                                 Its:  General Partner

                                 By: /s/ W. Bradford Stephens
                                     ------------------------
                                     W. Bradford Stephens
                                     Its Managing Member


                                 /s/ Paul H. Stephens
                                 --------------------
                                 Paul H. Stephens


                                 /s/ P. Bartlett Stephens
                                 ------------------------
                                 P. Bartlett Stephens


                                 /s/ W. Bradford Stephens
                                 ------------------------
                                 W. Bradford Stephens